Contact:  Troy Cook
                                                 Vice President Finance and
                                                    Chief Financial Officer
                                                             (316) 231-3390

FOR IMMEDIATE RELEASE


                          NPC INTERNATIONAL, INC.
              ANNOUNCES WITHDRAWAL OF MANAGEMENT GROUP OFFER

      PITTSBURG,  Kansas  (December 11, 1995)  -  NPC  International,  Inc.
announced today the withdrawal of an offer by Mr. O. Gene Bicknell, Chairman of the Board and Chief Executive Officer, James K. Schwartz, President and Chief Operating Officer, and Troy D. Cook, Vice President Finance and Chief Financial Officer (the ``Management Group``) to acquire the publicly held common stock of the Company.

      The Management Group, led by Mr. Bicknell who holds approximately 62% of the common stock of the Company, made its initial proposal on October 20, 1995. At that time, NPC delegated authority to review and evaluate the proposed transaction to a Special Committee composed of the members of the Board of Directors of NPC who are not in the Management Group, and the Special Committee retained CS First Boston as its independent financial advisor and retained its own legal counsel. The withdrawal follows numerous discussions held by the Management Group with the Special Committee and CS First Boston regarding the price. All discussions with respect to the offer have been terminated.

      NPC International, Inc. is the world`s largest Pizza Hut franchisee and currently operates 371 Pizza Hut restaurants and delivery kitchens in 11 states. Additionally, the Company operates and franchises 116 Skipper`s quick service seafood restaurants in seven western states and British Columbia. NPC also operates and franchises 173 Tony Roma`s restaurants, the casual theme restaurant Famous for Ribs, worldwide.

      The Company`s stock is traded on the NASDAQ National Market under the symbols ``NPCI``.

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